Exhibit 10.1

11 June 2015

Dear Jack,

Twitter, Inc., a Delaware corporation (the “Company”), is pleased to offer you employment on the following terms:

1.	Position. Your title will be Interim Chief Executive Officer and you will report at the start of your employment to the Company’s Board of Directors.

2.	Start Date. Your employment will commence on 01 July 2015. You will be providing services from the Company’s San Francisco, CA location.

3.	Compensation. At your request, you have agreed to forego any compensation for your role as Interim Chief Executive Officer until the Compensation Committee agree upon a compensation package for you at the same time that it conducts its annual assessment and setting of executive compensation later in the year. Until a compensation package is finalized, you will be entitled to no cash or equity compensation for your services as Interim Chief Executive Officer.

4.	Employee Benefits. As a regular employee of the Company, you will be eligible to participate in Company-sponsored benefits in accordance with the terms of the applicable benefit plans.

5.	Employee Invention Assignment and Confidentiality Agreement. You will be required, as a condition of your employment with the Company, to sign an Employee Invention Assignment and Confidentiality Agreement (“Confidentiality Agreement”).

6.	Employment Relationship. Employment with the Company is for no specific period of time. Your employment with the Company will be “at will,” meaning that either you or the Company may terminate your employment at any time and for any reason, with or without cause. This is the full and complete agreement between you and the Company regarding the duration of the employment relationship. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures may change from time to time, the “at will” nature of your employment, the Confidentiality Agreement and the Dispute Resolution Policy may only be changed through an express written agreement signed by you and the Company’s General Counsel.

7.	Outside Activities and Conflicts of Interest. While you render services to the Company, you will not engage in any other employment, consulting, or other business activity that would create a conflict of interest with the Company, which includes engaging in any work that is competitive in nature. To that end, prior to your start date on July 1, 2015, we will develop and agree on a Conflict of Interest Policy as it pertains to your work with Square, Inc.

8.	Verification of Employability. This offer is contingent upon your providing legal proof of your identity and authorization to work in the United States within three (3) days of the commencement of your employment.

9.	Taxes. All forms of compensation that are subject to income or payroll taxes will be reduced to reflect applicable income tax withholding and payroll taxes. Any form of compensation that is subject to income or payroll taxes and that is not paid in cash will result in a reduction in cash compensation to reflect applicable income tax withholding and payroll taxes.

10.	Dispute Resolution. We sincerely hope that no dispute will arise between us. If a dispute should arise, it can be resolved through the Company’s Dispute Resolution Policy. A copy of the Dispute Resolution Policy is enclosed with this letter.

11.	Entire Agreement. This letter agreement supersedes and replaces any prior agreements, representations or understandings, whether written, oral or implied, between you and the Company.

By signing this letter agreement, you confirm to the Company that you have no contractual commitments or other legal obligations that would prohibit you from performing your duties for the Company.

Very truly yours,

Twitter, Inc.

/s/ Brian Schipper

Brian Schipper, Vice President, Human Resources

I have read, understood and accept all the provisions of this offer of employment:

/s/ Jack Dorsey
Jack Dorsey

June 11, 2015
Date